SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K/A

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                    ---       ---

  Contacts:


  Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  55.81.3216.2591
  Fabiola Almeida
  55.81.3216.2594
  fabiola.almeida@timnordeste.com.br
  ----------------------------------
  Polyana Maciel
  55.81.3216.2593
  polyana.maciel@timnordeste.com.br
  ---------------------------------
  Leonardo Wanderley
  55.81.3216.2813
  leonardo.wanderley@timnordeste.com.br
  -------------------------------------


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                      ANNOUNCES THIRD QUARTER 2002 RESULTS


  Recife, Brazil (November 4, 2002) - Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the third quarter of 2002.

     o    62% market share at the end of September 2002;

     o EBITDA reached R$104.8 million; EBITDA margin of 44.1% for the quarter;


Operational Highlights

In terms of number of access, the Company estimates that its market share at the end of the third quarter of 2002 was 62%. The Penetration rate in the region at the end of September 2002 was estimated at 11.1%, compared to the Penetration rate in Brazil of approximately 20.9% (31.5 million lines).

Since June 24, the telecommunication market of our region has another competitor. "Oi" a Telemar's (wireline operator) subsidiary,. With around 143 thousand subscribers at the end of September, "Oi" appears with a market share of 4,7% in the area of Tele Nordeste Celular.

As of September 30, 2002, Tele Nordeste Celular's operating companies had 1,904,712 clients, of which 736,504 (38.7%) were post-paid clients and 1,168,208 (61.3%) represented prepaid clients.

Commercial activities during the third quarter of 2002 resulted in consolidated gross additions of 159,259 clients, of which 126,214, or 79.3%, were prepaid and 33,045, or 20.7% were post-paid. Consolidated net additions during the third quarter of 2002 totaled 62,413 clients, all prepaid, as a result of the disconnection of 11,162 clients due to non-payment, with the objective of cleaning the Company's customer base and reducing the bad debt expense. Excluding theses users, consolidated net additions for the quarter totaled 73,575 clients.

Since the beginning of the year, consolidated gross additions were 452,888 clients, of which 365,288, or 80.7%, were prepaid and 87,600, or 19.3% were post-paid. Consolidated net additions as of September 2002 reached 147,052 clients, all prepaid.

During the third quarter of 2002, bad debt was 4.3% of gross revenues, compared to 3.5% reported for the second quarter of 2002, and 1.3% registered during the third quarter of 2001. Year-to-date, bad debt was 3.9% of gross revenue, compared to the 3.1% reported for the same period in 2001.

During the third quarter of 2002, the Company launched a Father's Day Promotion with the slogan Seu Pai vai Vibrar(Your Dad will be Thrilled) with special offers on Motorola and Nokia handsets at reduced prices, as well as a special offer for TIM post-paid clients: an additional discount on the promotional price of the two handset models.

Another initiative that the Company began in August 2002 was TIM's new strategy of marketing prepaid cellular phones in conjunction with large retail chains. The objective of this strategy is to further increase the number of prepaid cellular points of sale and identify other distribution channels.

Another service catering to the corporate segment was added to TIM's services portfolio. The newest feature for corporate clients is called the E-Message Empresarial. This is the first time it is available in the Northeast region and it allows companies to send an unlimited amount of short message texts through the Internet to previously registered user lists. The E-Message Empresarial is an innovative and differentiated service because it offers a business communications tool that is discreet, objective and fast, enhancing the use of mobile phones.

In addition, TIM continues to offer prepaid customers the opportunity to purchase credits directly at automatic teller machines (ATMs) at Banco do Brasil, Itau, Unibanco, Bradesco and ABN AMRO Bank Real. This digital "refill" option is simpler and more advantageous for customers than credit card payments because the credits are applied instantly and do not require customers to contact the Company to activate their credits. Also, TND has increased its prepaid points of sale by selling prepaid credit at a few Supermarkets, in the largest supermarket chain in TND's concession area. Both of these initiatives have helped boost prepaid revenue.

In September, TIM began a strong ad campaign focusing on the new benefits of the Formula TIM plans. The objective of this campaign is to explain the benefits of the new plans, which include many offerings geared at meeting our client's needs. The new features include: the Minutes Balance, which allows a client to send text messages requesting his/her bank balance and receive the information via his/her cellular phone; the Call Group, which allows the client to select 5 TIM numbers, with the option of selecting five cellular numbers or four cellular numbers and one fixedline number. This user would get a discounted rate when calling these pre-selected numbers; the TIM Tariff where the client pays less when calling another TIM cellular phone user; and Regional = Local where long distance calls to the states from Alagoas to Piaui are billed as local calls.


SAC

Subscriber acquisition cost ("SAC") for the third quarter of 2002 was R$137, compared to the R$110 during the second quarter of 2002, and the R$112 registered during the third quarter of 2001. For the year, subscriber acquisition cost was R$119, versus the R$117 during the same period in 2001. This increase in SAC is due to an increase in marketing campaigns.


Financial Highlights

Consolidated net operating revenues for the third quarter of 2002 reached R$237.5 million, compared to the R$218.5 million during the second quarter of 2002, and the R$200.8 million during the third quarter of 2001.

Consolidated net operating revenues during the third quarter of 2002 increase by 8.7% when compared with the second quarter of 2002. This increase was mainly due to the 46.3% increase in net revenues from the sale of handsets and accessories. In relation to the third quarter of 2001, consolidated net operating revenues increased 18.3%, which resulted from the 33.5% increase in revenues from usage and the 279.5% increase in revenues from the sale of handsets and accessories.

For the year, consolidated net operating revenues totaled R$670.2 million, compared to the R$604.8 million for the same period in 2001.


Selected Financial Data (in thousands of Reais)


                                              ---------------------------------------------------------------------------
                                                         2002                   2001                Accumulated
                                              ---------------------------------------------------------------------------
                                                3rd Qtr/02    2nd Qtr/02     3rd Qtr/01        2002            2001
-------------------------------------------------------------------------------------------------------------------------
Gross Revenues                                     309,638       283,379         255,066        869,490         766,111
----------------------------------------------
 - Taxes                                          (72,133)      (64,910)        (54,264)      (199,242)       (161,294)
                                              ---------------------------------------------------------------------------
Net Operating Income
                                                   237,505       218,469         200,802        670,248         604,817
-------------------------------------------------------------------------------------------------------------------------
Cost of Goods and Services Sold                   (104,418)      (89,929)        (90,593)      (285,091)       (265,491)
--------------------------------------------------------------------------------------------------------------------------
                                                    133,087       128,540         110,209        385,157         339,326
Gross Profit                                   ===========================================================================


Consolidated gross profit for the third quarter of 2002 reached R$133.1 million, representing a 3.5% increase when compared to the second quarter of 2002 and an increase of 20.8% when compared with the third quarter of 2001.


The quarter-over-quarter increase in consolidated gross profit was due to the 8.7% increase in consolidated net operating revenues. With regards to the third quarter of 2001, the increase is due to the 18.3% increase in net operating revenues, which offset the 15.3% increase in the cost of services and goods sold.

For the year, gross profit totaled R$385.2 million, representing an increase of 13.5% in relation the same period of 2001.




Selected Financial Data (in thousands of Reais)


                                           --------------------------------------------------------------------------
                                                       2002            2001                     Accumulated
                                           --------------------------------------------------------------------------
                                               3rd Qtr/02  2nd Qtr/02    3rd Qtr/01           2002      2001
                                           --------------------------------------------------------------------------
Operating Expenses
-------------------------------------------
 - Selling                                         49,194  43,321                 36,332  136,387         139,262
 - General and administrative                      22,353  22,303                 24,638  69,016          72,591
 - Other operating expenses, net                    8,302  7,669         5,725            26,490          14,594
                                           --------------------------------------------------------------------------
Subtotal                                           79,849  73,293                 66,695  231,893         226,447
---------------------------------------------------------------------------------------------------------------------
 - Net financial expenses                           8,135  7,662                  15,347  17,467          42,790
---------------------------------------------------------------------------------------------------------------------
Total                                              87,984 80,955                 82,0422  49,360         269,237
                                            =========================================================================

Consolidated net operating expenses increased by 8.7% compared to the second quarter of 2002, due to an increase in selling expenses and net financial expenses. In relation to the third quarter of 2001, there was a 7.3% increase that was also due to higher selling expenses and net financial expenses.

Consolidated bad debt expenses during the third quarter of 2002 reached R$13.2 million, representing 4.3% of gross revenues for the quarter, and an increase of 33.3% (from R$9.9 million to R$13.2 million) when compared to the second quarter of 2002.

For the third quarter of 2002, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$104.8 million and R$53.2 million, respectively, representing an EBITDA margin of 44.1% and an EBIT margin of 22.4% over net operating revenues, compared to EBITDA of R$106.7 million and EBIT of R$55.2 million, representing an EBITDA margin of 48.8% and EBIT margin of 25.3% over net operating revenues for the second quarter of 2002.

For the third quarter of 2001, Tele Nordeste Celular registered EBITDA of R$90.0 million and EBIT of R$43.5 million, representing an EBITDA margin of 44.8% and an EBIT margin of 21.7% over net operating revenues.

For the year, consolidated EBITDA and EBIT totaled R$305.9 million and R$153.3 million, respectively, representing an EBITDA margin of 45.6% and an EBIT margin of 22.8% over net operating revenues, compared to a consolidated EBITDA and EBIT of R$245.1 million and R$ 112.8 million, respectively, representing an EBITDA margin of 40.5% and an EBIT margin of 18.6% over net operating revenues during the same period of 2001.

Tele Nordeste Celular's consolidated gross income for the third quarter of 2002 amounted to R$ 133.1 million, representing an increase of 3.5% when compared to the second quarter of 2002, and a 20.8% increase compared to the third quarter of 2001.

Net income for the third quarter of 2002 was R$ 25.6 million compared to R$ 23.7 million reported for the second quarter of 2002. In the first nine months of 2002, net income reached R$ 72.5 million compared to R$ 37.3 million in the same period last year.


Goodwill Amortization

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a fiscal benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital. Tele Nordeste is awaiting Anatel's approval for a proposed merger of the operating companies.

During the third quarter of 2002, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$12.6 million, generating a fiscal benefit of the same value.

Year-to-date, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$18.9 million, generating a fiscal benefit of the same value.

Debt Profile

Consolidated debt at September 30, 2002, was R$348.7 million, with R$98.7 million maturing in the short-term. Foreign denominated debt totaled R$130.7 million, all of which was converted into reais, in-line with the Company's policy of minimizing exposure to foreign currency risks.

Net consolidated debt at September 30, 2002, totaled R$11.8 million, representing a reduction of 86.9%, when compared with the previous quarter.

ARPU

The blended average revenue per user (ARPU), net of taxes, for the third quarter of 2002 totaled R$40 per month, compared to R$38 per month registered in the second quarter of 2002, and the R$40per month for the third quarter of 2001.

When compared to the quarterly results in 2001, these reductions in ARPU were due to the increase of prepaid clients in our customer base. In 2002, blocking is being carried out on a partial basis, and as a result, only incoming traffic revenues are generated by these clients.

Capital Expenditures

Tele Nordeste Celular and its operating companies invested R$17.6 million during the third quarter of 2002. Investments in the network during the quarter focused on optimization. It is important to mention that the operating companies of Tele Nordeste Celular are the leaders in terms of quality and network coverage in their respective business areas. Year-to-date, total investments reached R$ 40.3 million.

On September 30, 2002, the operating companies of Tele Nordeste Celular had 909 radio base stations (ERBs), of which 10 are mobile and provide services to 301 municipalities that corresponded to a coverage area representing 74.5% of the population. Network digitalization reached 76%; that is, 76% of voice channels were digital, with 97% of the Company's clients using digital handsets.

Human Resources

On September 30, 2002, Tele Nordeste Celular and its operating companies had 1,238 employees including full-time and temporary employees. During the same period of 2001, the company had 1,448 employees, which represents a 14.5% decrease in headcount. In terms of productivity (number of access per number of employees), Tele Nordeste Celular and its operating companies posted an increase of 32.5%, from 1,161 in September 2001 to 1,538 in September 2002.

SMP Migration

Between October 30 and 31 of 2002, both Tele Nordeste's and the Operating Companies' Board of Directors met and each decided that it would be beneficial for the operating companies to migrate from a SMC to a SMP contract.

Interest on Shareholders' Equity

In the Board of Directors' Meetings that occurred on October 30 of 2002, the Boards approved the payment of Interest on Shareholders' Equity in the net amount of R$22,831,385.07 for fiscal year 2002. In accordance with Law 9.249/95, prior to the distribution of this interest, this amount must be adjusted using the Taxa Referencial-TR (Referential Rate).

On November 5, 2002, the Company will publish more detailed information about the Interest on Shareholders' equity. Annexes:

- Selected historical statistics
- EBITDA calculation
- Financial statements as of September 30, 2002 and 2001

This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Consolidated Statistics

                                                            3rd Qtr./02    2nd Qtr./02  3rd Qtr./01

-----------------------------------------------------------
Clients
-----------------------------------------------------------
 - Total                                                     1,904,712     1,842,299     1,681,025
Net Additions                                                   62,413        33,593        56,191
Market share (%)                                                    62            64            65
Market share marginal (%)                                           50            58            58
Growth over same period of the previous year (%)                  13.3          13.4          13.4
Estimated population of region (in millions)                      29.5          29.5          27.2
Penetration rate (%)
 - Tele Nordeste                                                   6.9           6.6           6.4
 - Total                                                          11.1          10.3           9.8
Municipalities covered                                             301           295           307
MOU total                                                          111           108           130
Churn total (%)                                                    5.2           6.2           4.1
Blended ARPU (R$)
 - Total                                                         40.00         38.37         40.00
SAC - Subscriber acquisition cost (R$)                             137           110           112
Digitalization rate (%)
 - Network                                                          76            76            75
 - Clients                                                          97            96            93
Coverage
 - Population                                                       75            75            75
 - Geographical area                                                29            29            29
Workforce                                                        1,238         1,236         1,448


Consolidated EBITDA Calculation (in thousands of Reais)


                                   3rd Qtr./02   2nd Qtr./02  3rd Qtr./01       2002         2001
----------------------------------

----------------------------------
Net Operational revenue                237,505       218,469       200,802       670,247      604,817

Operational income                      45,103        47,585        28,167       135,798       70,090
Depreciation                            45,286        45,167        40,242       133,759      113,353
Amortization of the goodwill             6,295         6,295         6,293        18,885       18,884
Financial income                      (17,607)      (11,340)       (8,120)      (41,412)     (21,006)
Financial expenses                      25,742        19,002        23,467        58,879       63,796

EBITDA                                 104,819       106,709        90,049       305,909      245,117
% EBITDA                                 44.13          48.8          44.8         45.64         40.5

         Quarterly Information
           September 30, 2002
         (A free translation from Portuguese into English of the original report containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participacoes S.A.



Quarterly Information

September 30, 2002





Contents


Special Review Report of Independent Auditors                              3

Balace Sheets                                                              4

Statements of Income                                                       5

Notes to Quarterly Information                                        6 - 22

Special Review Report of Independent Auditors


The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, PE


We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participacoes S. A. for the quarter ended September 30, 2002, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in conformity with the accounting practices originating in Brazil's Corporation Law.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices originating in Brazil's Corporation Law and norms established by the Comissao de Valores Mobiliarios - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.



                          Recife, PE, October 21, 2002

                          [LOGO OMITTED]ERNST & YOUNG
                          Auditores Independentes S.C.
                         CRC - 2SP 015.199/O-6 - S - PE



                          Aurivaldo Coimbra de Oliveira
                                   Accountant

Tele Nordeste Celular Participacoes S.A.



Balance sheets

September 30, 2002

(In thousands of reais)


                                                         Parent Company              Consolidated
                                                   -----------------------  ---------------------

Assets                                               09/30/02    06/30/02    09/30/02    06/30/02
                                                   -----------------------  ---------------------

Current assets
    Cash and cash equivalents                              75       1,584     336,889     249,692
    Trade accounts receivable                               -           -     153,965     144,070
    Inventories                                            50          54       5,963       5,412
    Recoverable taxes                                   2,691       2,578      61,598      50,321
    Deferred income and social contribution taxes         653         439      49,845      47,555
    Dividends and interest on own capital                   0           0           -           -
    Prepaid expenses                                      296         714       7,824      13,868
    Other assets                                          570         689       2,421       1,839
                                                    ---------   ---------   ---------   ---------

                                                        4,335       6,058     618,505     512,757
                                                    ---------   ---------   ---------   ---------


Noncurrent assets
    Deferred income and social
      contribution taxes                                6,633       5,301     124,205     129,168
    Loan to subsidiaries                                7,371       4,872           -           -
    Other assets                                           39          35      11,834      12,648
                                                    ---------   ---------   ---------   ---------

                                                       14,043      10,208     136,039     141,816
                                                    ---------   ---------   ---------   ---------



Permanent assets
    Investments                                       701,333     672,691       9,567      11,465
    Property, plant and equipment                       3,427       3,656     592,293     620,496

                                                    ---------   ---------   ---------   ---------

                                                      704,760     676,347     601,860     631,961
                                                    ---------   ---------   ---------   ---------




    Total assets                                      723,138     692,613   1,356,404   1,286,534
                                                    =========   =========   =========   =========




                                                     Parent Company             Consolidated
                                              -----------------------  ---------------------

Assets                                          09/30/02    06/30/02    09/30/02    06/30/02
                                              -----------------------  ---------------------
Accounts payable to suppliers                       438         367      41,358      44,691
Loans                                                 -           -      80,682      49,117
Debentures                                            -           -      17,992       8,482
Taxes payable                                       381         440      79,929      59,789
Salaries and vacation pay                         3,430       2,929       7,957       7,187
Subsidiaries                                     17,931      17,918           -           -
Employees' profit sharing                         1,251         874       2,650       1,882
Dividends and interest on own capital             2,133       1,996       5,451       5,519
Other liabilities                                 6,744       2,940      25,512      18,510
                                              ---------   ---------   ---------   ---------

                                                 32,308      27,464     261,531     195,177
                                              ---------   ---------   ---------   ---------


Loans                                                 -           -      50,044      82,806
Debentures                                            -           -     200,000     200,000
Provision for contingencies                          78          40       8,275       6,114
                                              ---------   ---------   ---------   ---------

                                                     78          40     258,319     288,920
                                              ---------   ---------   ---------   ---------


                                                      -           -     145,802     137,326
                                              ---------   ---------   ---------   ---------



Capital stock                                   288,443     288,443     288,443     288,443
Capital reserve                                 165,753     165,753     165,753     165,755
Profit reserves                                 118,511     118,511     118,511     118,511
Retained earnings                               118,045      92,402     118,045      92,402
                                              ---------   ---------   ---------   ---------

                                                690,752     665,109     690,752     665,111
                                              ---------   ---------   ---------   ---------


 Total liabilities and shareholders' equity     723,138     692,613   1,356,404   1,286,534
                                              =========   =========   =========   =========


See accompanying notes.

Tele Nordeste Celular Participacoes S.A.



Statements of income

For the period of nine months ended September 30, 2002 and September 30, 2001

(In thousands of reais)



                                                                             Parent Company            Consolidated
                                                                -----------------------------  -----------------------------

                                                                     09/30/02       09/30/01        09/30/02       09/30/01
                                                                ----------------------------    ----------------------------
Gross revenue from services and sales
       Telecommunication services and sale of goods                         -               -         869,489         766,111

Deductions                                                                  -               -        (199,242)       (161,294)
                                                                 ------------    ------------    ------------    ------------

Net revenue                                                                 -               -         670,247         604,817

Cost of goods sold and services rendered                                    -               -        (285,092)       (265,491)
                                                                 ------------    ------------    ------------    ------------

Gross profit                                                                -               -         385,155         339,326

Operating revenues (expenses)
       Selling expenses                                                     -               -        (136,387)       (139,262)
       General and administrative expenses                             (5,865)         (6,297)        (69,015)        (72,591)
       Financial revenues                                                 364             380          41,412          21,006
       Financial expenses                                              (4,690)         (1,953)        (58,881)        (63,796)
       Equity in income of subsidiaries                                79,316          46,841          (4,617)              -
       Other operating revenues                                         2,326             766          16,327          12,513
       Other operating expenses                                          (137)         (1,184)        (42,814)        (27,107)
                                                                 ------------    ------------    ------------    ------------

Operating income                                                       71,314          38,553         131,180          70,089
                                                                 ------------    ------------    ------------    ------------

       Nonoperating revenues                                              472              52           1,939           2,391
       Nonoperating expenses                                           (1,487)            (57)         (3,329)         (3,611)
                                                                 ------------    ------------    ------------    ------------

Income before income and social contribution taxes,
       reversal of interest on own capital, and profit sharing         70,299          38,548         129,790          68,869
                                                                 ------------    ------------    ------------    ------------

       Income and social contribution taxes                             3,483            (675)        (31,337)        (16,882)
       Employees' profit sharing                                       (1,227)           (527)         (2,559)         (1,689)
                                                                 ------------    ------------    ------------    ------------

Income before minority interests                                       72,555          37,346          95,894          50,298
                                                                 ------------    ------------    ------------    ------------

Minority interests                                                          -               -         (23,338)        (12,952)
                                                                 ------------    ------------    ------------    ------------

Net income for the year                                                72,555          37,346          72,556          37,346
                                                                 ============    ============    ============    ============

Net income per thousand shares - R$                                      0.21            0.11
                                                                 ============    ============

Number of shares at quarter end (thousands)                       345,739,620     337,768,635
                                                                 ============    ============


See accompanying notes

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended September 30,2002 (In thousands of reais, except when otherwise stated)


1        Operations

Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, with a base date of February 28, 1998, through a spin-off of certain assets and liabilities of TELEBRAS, in the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.32% of voting capital and 21.18% of total capital.

The concessions for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged, are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.


TIMNET.COM S.A was formed on June 13, 2000 and Tele Nordeste Celular Participacoes S.A. owns 25% of its shares as of September 30, 2002 and June 30, 2002. The business purpose of TIMNET is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended September 30, 2002 (In thousands of reais, except when otherwise stated) 22



2        Corporate Restructuring - The Millennium Project

The General Shareholders Meeting of June 30, 2000 approved the absorption by merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiary companies.

In continuity to the corporate restructuring process, Tele Nordeste Celular Participacoes S.A. intends to consolidate all of its subsidiary companies into one sole legal entity in order to simplify and optimize its corporate structure. This phase is subject to the approval of Anatel.

The accounting records kept for corporate and tax purposes resulting from the corporate reorganization process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                       Consolidated
                                                --------------------------

                                                  09/30/02       06/30/02
                                                -----------   -----------
Premium incorporated for investment acquisition,
   net of amortization                             432,021       450,535
Provision for integrity of net equity,
   net of reversals                              (289,269)     (301,488)

                                                -----------   -----------
 Tax benefits                                      142,752       149,047
                                                ===========   ===========

The premium was recorded under the financial assumption of expected future profits and is being amortized over a 10-year period, and was based on an appraisal report prepared by a specialized firm. In view of the Company's projected results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report.

The provision for integrity of net equity represents approximately 67% of the premium, net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the quarterly information, the net amount of premium less the provision of R$ 142,752, that, in essence, represents the tax credit balance, was classified in the balance sheet as deferred income and social contribution taxes in current assets (R$ 25,180) and noncurrent assets (R$ 117,572). The amortization of premium and the reversal of the provision are recorded as operating income (expenses).


3        Presentation of the Quarterly Information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and rules of the CVM (Brazilian securities Commission).


4        Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies as of September 30, 2002:

                                                      Participation %
                                                  -------------------------

      Telasa Celular S.A.                                       78.7716%
      Teleceara Celular S.A.                                    79.9662%
      Telepisa Celular S.A.                                     79.4036%
      Telern Celular S.A.                                       76.1863%
      Telpa Celular S.A.                                        71.8475%
      Telpe Celular S.A.                                        78.6817%

Description of main consolidation procedures

a.   Elimination of intercompany assets and liabilities;

b. Elimination of participation in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interest in the consolidated financial statements.

5 Summary of Principal Accounting Practices (Parent company and subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a.    Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.


b.    Trade accounts receivable

The accounts receivable from telecommunication service subscribers are stated at the tariff rate on the date the service is rendered. They also include amounts receivable for services rendered but not billed up to the date of the balance sheet as well as receivables arising from the sale of mobile telephones.

c.    Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any possible losses on collection of accounts receivable.

d.    Inventories

Comprising mainly mobile telephones for resale and are valued at average cost, net of the provisions for market value adjustments, when applicable.

e.    Investments

Investments in subsidiary companies are valued by the equity method computed at the same date in accordance with the accounting practices used by the parent company.

f.    Property, plant and equipment

Property, plant and equipment are recorded at acquisition and/or construction cost, net of depreciation. Depreciation is determined using the straight-line method at rates that take into account the assets' estimated economic useful life. The principal annual rates applied are indicated in Note 10. Interest on loans financing construction in progress is capitalized.

g.    Income and social contribution taxes

Income and social contribution taxes are calculated at the effective rate in use on the date of the preparation of the quarterly information, according to the accrual basis.

Deferred income and social contribution taxes on timing differences and tax loss carryforwards are recorded in current and noncurrent assets, according to the corresponding expected date of realization.

The tax credit resulting from the absorption of the spun off assets of Tele Nordeste Celular Participacoes S.A. into the subsidiary companies is being realized over a 10-year period.

h.   Loans

These are restated to reflect current interest rates and financial charges in terms of the prevailing contracts so that they reflect amounts incurred until the date of the balance sheet, including hedge contracts.

i.   Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts considered sufficient to cover probable losses and risks.

j.   Recognition of operating income

Income derived from services rendered and sale of mobile telephones is recorded according to the date the services are rendered, independently from the billings realized in various monthly cycles.

k.   Employees' profit sharing

The Company and its subsidiaries have accrued employees' participation in profits based on operating goals, and the amounts accrued this quarter are subject to the approval of the General Shareholders Meeting.

l.  Financial instruments

The Company and its subsidiaries compute, based on relevant market information available or other estimation techniques, the market value of their financial instruments, including the hedge instruments, at the balance sheet date. Any additional information on the comparison of the carrying balances with the market value and on the adopted estimation criteria is presented in Note 14.

m.  Earnings per 1,000-share lot

Earnings per 1,000-share lot are calculated based on the number of outstanding shares at the balance sheet date.


6        Transactions with Related Parties (Parent company)

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under usual market conditions



                          Telasa    Telpe     Telpa     Telern    Teleceara   Telepisa   Balance    Balance
                          Celular   Celular   Celular   Celular   Celular     Celular    in         in
                          S.A.      S.A.      S.A.      S.A.      S.A.        S.A.       09.30.02   06.30.02
                          --------- --------- --------- --------- ----------- ---------- ---------- ---------

ASSETS

Non-current                  830     2,783       792       792       1,669        505      7,371     4,872

  Other rights               830     2,783       792       792       1,669        505      7,371     4,872

LIABILITIES

Current
                               -    17,931         -         -           -          -     17,931    17,918

   Other liabilities                                                                           -       250

   Loans                       -    17,931         -         -           -          -     17,931    17,668

EXPENSES                       -     1,936         -         -           -          -      1,936     1,145

   Financial expenses                1,936                                                 1,936     1,145

INCOME                        28        58         8        22          88         18        222       221

   Financial income            6                   8         7          14          4         39        39

   Interest on own
    capital                   22        58         -        15          74         14        183       182




Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

7        Trade Accounts Receivable

                                                        Consolidated
                                                 ---------------------------
                                                     09/30/02      06/30/02
                                                 ---------------------------

Billed services                                        99,942        99,526
Unbilled services                                      27,690        25,726
Network use                                            32,202        27,076
Sale of goods                                          24,802        18,987

                                                 ---------------------------
                                                      184,636       171,315

Allowance for doubtful accounts                      (30,671)      (27,245)
                                                 ---------------------------

                                                      153,965       144,070
                                                 ===========================


Falling due                                           119,572       100,486
Due up to 60 days                                      30,064        36,545
Due over 61 days                                       35,000        34,284
                                                 ---------------------------

                                                      184,636       171,315
                                                 ===========================

8        Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation that there will be future taxable profits, recognize tax credits on tax loss carryforwards for the current and prior years. These tax credits have no expiration term and may be offset at the maximum of 30% of annual taxable income. In accordance with the budget for the future years, the Company's management expects to recover its credits in the next ten years.

Deferred income and social contribution taxes are composed of:


                                                        Parent Company                Consolidated
                                                  ---------------------------  ----------------------------

                                                   09/30/02       06/30/02       09/30/02       06/30/02
                                                  ------------  -------------  -------------  -------------

Credits from the merger (Note 2 and 5g)                     -              -        142,752        149,047
Provision for contingencies                                26             13          2,481          1,753
Allowance for doubtful accounts                             -              -         10,428          9,263
Employees' profit sharing                                 417            289            870            608
Tax losses                                              4,877          3,898          7,845          7,366
Loan for use depreciation - supplement                      -              -          6,025          5,285
Social contribution tax loss                            1,756          1,403          2,778          2,605
Other provisions                                          210            137            871            796
                                                  ------------  -------------  -------------  -------------
                                                        7,286          5,740        174,050        176,723

Current                                                  (653)          (439)       (49,845)       (47,555)
                                                  ------------  -------------  -------------  -------------
Non current                                             6,633          5,301        124,205        129,168
                                                  ============  =============  =============  =============

The reconciliation of income and social contribution taxes calculated by applying the agreed statutory tax rates and the income and social contribution taxes charged against income in 2002 and 2001 is as follows:


                                                              Parent Company              Consolidated
                                                         -------------------------- -------------------------

                                                          09/30/02      09/30/01     09/30/02     09/30/01
                                                         ------------  ------------ ------------ ------------
Income before income and social
  contribution taxes                                          70,299        38,548      129,790       68,869

Employees' profit sharing                                    (1,227)         (527)      (2,559)      (1,689)
                                                         ------------  ------------ ------------ ------------

Calculation basis                                             69,072        38,021      127,231       67,180

Composite tax rate                                               34%           34%          34%          34%

Income and social contribution taxes
                                                         ------------  ------------ ------------ ------------
  at composite statutory tax rate                             23,484        12,927       43,259       22,841

Permanent additions (exclusions):
Provision for net equity integrity                                                     (12,464)     (12,466)
                                                                   -             -
Equity pick up                                              (26,967)      (15,926)        1,570
                                                                                                           -
Other amounts                                                                3,674      (1,027)        6,507
                                                                   -
                                                         ------------  ------------ ------------ ------------
                                                            (26,967)      (12,252)     (11,921)      (5,959)

Income and social contribution taxes charged
  (credited) to income for the year                          (3,483)                     31,338       16,882
                                                                               675
                                                         ============  ============ ============ ============

Actual rate                                                    -5.0%          1.8%        24.6%        25.1%
                                                         ============  ============ ============ ============

9        Investments (Parent Company)

Investments in subsidiaries at September 30, 2002


                                                  Telasa        Telpe     Telpa    Telern  Teleceara  Telepisa     Timnet.
                                                 Celular      Celular   Celular   Celular    Celular   Celular         Com
                                                    S.A.         S.A.      S.A.      S.A.       S.A.      S.A.        S.A.  Balance
                                                -------- ------------ --------- --------- ---------- --------- ----------- --------

Capital                                           33,971      125,621    43,164    45,012     94,743    24,762      78,000

Number of shares held (thousands)
  Common                                       2,686,484    3,484,857   421,895   330,503    656,371   799,312  15,600,000
  Preferred                                    2,493,196    2,946,710   571,404   533,176  1,057,883 1,090,126           -

Participation (%)                               78.7716%     78.6817%  71.8475%  76.1863%   79.9662%  79.4036%    25.0000%

Shareholders' equity without the special
   premium reserve at 09/30/02                    71,199      199,379    62,845    63,332    266,370    48,834      38,266
                                                ======== ============ ========= ========= ========== ========= ===========

Income (loss) for the period                      13,806       17,369    12,170    11,274     44,628     8,025    (18,469)
                                                ======== ============ ========= ========= ========== ========= ===========

Equity pick up                                    10,875       13,666     8,744     8,589     35,687     6,372     (4,617)   79,316
                                                ======== ============ ========= ========= ========== ========= =========== ========

Investments                                       56,084      156,875    45,153    48,250    181,019    38,776       9,566  535,723
   Effect of partial premium split-off            16,526       76,110    14,807    15,107     34,221     8,839           -  165,610

                                                -------- ------------ --------- --------- ---------- --------- ----------- --------
Investment at 09/30/02                            72,610      232,985    59,960    63,357    215,240    47,615       9,566  701,333
                                                ======== ============ ========= ========= ========== ========= =========== ========


Investments in subsidiaries at June 30, 2002

                                                  Telasa        Telpe     Telpa    Telern  Teleceara  Telepisa     Timnet.
                                                 Celular      Celular   Celular   Celular    Celular   Celular         Com
                                                    S.A.         S.A.      S.A.      S.A.       S.A.      S.A.        S.A.  Balance
                                                -------- ------------ --------- --------- ---------- --------- ----------- --------

Capital                                           33,971      125,621    43,164    45,012     94,743    24,762      78,000

Number of shares held (thousands)
  Common                                       2,686,484    3,484,857   421,895   330,503    656,371   799,312  15,600,000
  Preferred                                    2,493,196    2,946,710   571,404   533,176  1,057,883 1,090,126           -

Participation (%)                               78.7716%     78.6817%  71.8475%  76.1863%   79.9662%  79.4036%    25.0000%

Shareholders' equity without the special
   premium reserve at 06/30/02                    66,250      195,295    58,397    58,925    208,613    45,462      45,861
                                                ======== ============ ========= ========= ========== ========= ===========

Income (loss) for the period                       8,857       13,285     7,722     6,866     26,871     4,654    (10,875)
                                                ======== ============ ========= ========= ========== ========= ===========

Equity pick up                                     6,977       10,453     5,548     5,231     21,488     3,695     (2,719)   50,673
                                                ======== ============ ========= ========= ========== ========= =========== ========

Investments                                       52,186      153,661    41,957    44,893    166,820    36,099      11,465  507,081
   Effect of partial premium split-off            16,525       76,110    14,807    15,107     34,221     8,840           -  165,610

                                                -------- ------------ --------- --------- ---------- --------- ----------- --------
Investment at 06/30/02                            68,711      229,771    56,764    60,000    201,041    44,939      11,465  672,691
                                                ======== ============ ========= ========= ========== ========= =========== ========

10       Property, Plant and Equipment


                                                Parent Company                   Consolidated
                                              ------------------- --------------------------------------------

                                              09/30/02   06/30/02             09/30/02               06/30/02
                                              ---------- -------- ---------------------------------- ---------
                             Average annual
                             depreciation     Net        Net                Accumulated     Net      Net
                             rate (%)         Balance    Balance    Cost    depreciation    Balance  Balance
                             ---------------- ---------- -------- ------------------------- -------- ---------


Assets and installations in use:
Switching equipment                    14.29          -        -    160,335        (71,953)  88,382    94,127
Transmission equipment                 14.29          -        -    710,950       (399,171) 311,779   337,179
Terminal equipment                12.5 to 50          7        7     59,503        (35,126)  24,377    22,826
Infrastructure                       4 to 20        402      432     63,606        (19,334)  44,272    45,542
Assets for general use              10 to 20      1,889    1,975     54,128        (24,362)  29,766    31,596
Intangible assets                         20      1,129    1,242    124,392        (41,593)  82,799    82,514
                                              ---------- -------- ------------------------- -------- ---------

                                                  3,427    3,656  1,172,914       (591,539) 581,375   613,784

Land                                                  -        -      1,310              -    1,310     1,292
Assets and instalation in progress                    -        -      9,608              -    9,608     5,420
                                              ---------- -------- ------------------------- -------- ---------

                                                  3,427    3,656  1,183,832       (591,539) 592,293   620,496
                                              ========== ======== ========================= ======== =========

11       Loans


                                                       Consolidated
                                                ----------------------------
                                                   09/30/02        06/30/02
                                                ------------    ------------
Foreign currency:

    Loan of US$ 50,000,000, bearing
    interest at quarterly Libor rate +
    1.7750% annual interest, object of a
    hedging operation at 100% of the CDI
    monthly rate variation through to
    final maturity 115,247 108,086

    Loan of US$ 6,526,000 (US$
    10,394,000 in 06/30/02), bearing
    fixed interest at pre-fixed Libor
    rate + 0.4% annual interest, object
    of a hedging operation at 100% of
    CDI monthly rate variation through
    to final maturity 15,479 23,837

                                                ------------    ------------
                                                    130,726         131,923

Current portion                                    (80,682)        (49,117)
                                                ----------------------------

Noncurrent portion                                   50,044          82,806
                                                ============================

Loans of the subsidiary companies are guaranteed by promissory notes in the amount of the principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

The noncurrent portion matures up to 2006, as shown below:

                           Consolidated
                         09/30/02       06/30/02
                     -------------   ------------

2004                       25,022         35,504
2005                       25,022         35,504
2006                            -         11,798
                                     ------------
                     -------------   ------------
                           50,044         82,806
                     =============   ============

The Company subsidiaries entered into hedge operations aimed at protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract at the balance sheet date is R$ 130,726 and the operation matures at the same date of the loan contract.

The loan from the European Bank of Investments has financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiaries comply with these covenants.


12       Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, at the unit value of R$ 10 (ten reais), totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

Debentures have financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

13       Shareholders' Equity

a)       Capital stock

The authorized capital is 700,000,000,000 shares, according to the company's bylaws.

On September 30, 2002 and June 30, 2002, subscribed and paid in capital was divided into 345,739,619,789 nominative shares, of which 130,753,135,918 are common and 214,986,483,871 are preferred, all with no par value.

Preferred shares do not have voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% per year, on the amount resulting from the division of capital stock subscribed by the total number of company shares.

According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III, of article 202 of Law No. 6,404/76, as dividends for each business year ending on December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determinations of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.


b)       Capital reserve - Special premium reserve

This reserve was set up during the corporate reorganization process as stated in
Note 2, against net assets incorporated and represents the amount of tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each tax year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 23,196 were realized in 2001 and will be used to increase capital, according to the approval of the General Shareholders Meeting of April 4, 2002.

c)       Profit reserves

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to eighty percent (80%) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal presented by Management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Shareholders Meeting approving allocation of net income for the current year and dividend distribution.

d)       Retained earnings

The remaining net income balance for the year ended December 31,2001, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 27,990, composes the balance of the retained earnings account, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented and approved at the General Shareholders Meeting of April 4, 2002.

14       Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, on June 30, 2002, their market values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating market values are described as follows:

Cash and cash equivalents

The fair market values of balances held in bank accounts and short-term investments are similar to their carrying values.

Intercompany loans receivable/payable

The fair market values are equal to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair market values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes related to temporary additions and tax losses.

Loans

The fair market values of loans were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company subsidiaries' policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using pre-fixed interest rates as a hedging instrument for its loans.

The carrying balances of the financial instruments included in the June 30, 2002 balance sheet are not significantly different from their fair value.

The fair market values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

15       Insurance

On September 30, 2002, Tele Nordeste Celular S.A and its subsidiaries had insurance coverage against fire and sundry risks on their fixed assets, in amounts considered sufficient to cover possible losses.

16       Provisional Measure 66

On August 29, 2002, the Brazilian government published the Provisional Measure n(Degree).66 (Medida Provisoria n(Degree). 66) that regulates, among other matters, the no cumulatively of the PIS (tax charged for a social integration program) contribution and the changes of the social contribution tax rate.

The Company's Management is concluding its analyses to quantify the effects of the implementation of the Provisional Measure n(Degree).66 on its operations beginning at December 1(Degree), 2002. As this Provisional Measure n(Degree).66 depends on the congress approval to become a permanent law, the Company's Management decided to record the total effects of those changes after the mentioned Congress's approval, which should occur up to the end of the current year.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    November 6, 2002

                                        By: /s/   WALMIR URBANO KESSELI
                                           -------------------------------------
                                           Name:   Walmir Urbano Kesseli
                                          Title:   Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    November 6, 2002

                                        By      /s/   WALMIR URBANO KESSELI
                                             -----------------------------------
                                             Name:  Walmir  Urbano Kesseli
                                             Title: Chief Financial Officer